UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

SERVICESOURCE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

81763U100

(CUSIP Number)

December 3, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81763U100	Page 2 of 12 Pages

1.	Names of Reporting Persons SOROS FUND MANAGEMENT LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 7,593,209 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,593,209 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,593,209 (1)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 7.78% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents the amount beneficially owned as of the date of this filing. As of the end of the day on December 31, 2017, the amount beneficially owned was 7,693,174 Shares (as defined below), which represented approximately 7.88% of the Shares outstanding. See Item 4.

CUSIP NO. 81763U100	Page 3 of 12 Pages

1.	Names of Reporting Persons GEORGE SOROS
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,593,209 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,593,209 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,593,209 (1)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 7.78% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents the amount beneficially owned as of the date of this filing. As of the end of the day on December 31, 2017, the amount beneficially owned was 7,693,174 Shares (as defined below), which represented approximately 7.88% of the Shares outstanding. See Item 4.

CUSIP NO. 81763U100	Page 4 of 12 Pages

1.	Names of Reporting Persons ROBERT SOROS
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,593,209 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,593,209 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,593,209 (1)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 7.78% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents the amount beneficially owned as of the date of this filing. As of the end of the day on December 31, 2017, the amount beneficially owned was 7,693,174 Shares (as defined below), which represented approximately 7.88% of the Shares outstanding. See Item 4.

CUSIP NO. 81763U100	Page 5 of 12 Pages

Item 1(a).	Name of Issuer:

ServiceSource International, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

717 17th Street, 5th Floor
Denver, Colorado 80202

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Soros Fund Management LLC (“SFM LLC”);

ii) George Soros; and

iii) Robert Soros.

This statement relates to Shares (as defined herein) and Shares issuable upon the conversion of 1.50% Convertible Senior Notes due 2018 of the Issuer (the “Convertible Notes”) held for the account of Quantum Partners LP, a Cayman Islands exempted limited partnership (“Quantum Partners”). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including securities of the Issuer, held for the account of Quantum Partners. George Soros serves as Chairman and Manager of SFM LLC and Robert Soros serves as Manager of SFM LLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 250 West 55th Street, 38th Floor, New York, New York 10019.

Item 2(c).	Citizenship:

i) SFM LLC is a Delaware limited liability company;

ii) George Soros is a United States citizen; and

iii) Robert Soros is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value (the “Shares”).

Item 2(e).	CUSIP Number:

81763U100

CUSIP NO. 81763U100	Page 6 of 12 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 125,050 Shares and 7,468,159 Shares issuable upon the conversion of Convertible Notes.

As of December 31, 2017, each of the Reporting Persons may have been deemed to be the beneficial owner of 225,015 Shares and 7,468,159 Shares issuable upon the conversion of Convertible Notes.

Pursuant to the Indenture for the Convertible Notes, on or after February 1, 2018, the Reporting Persons will have the unconditional right to convert the Convertible Notes held by them into 7,468,159 Shares.

Item 4(b).	Percent of Class:

As of the date hereof, assuming full exercise of the Convertible Notes beneficially owned by the Reporting Persons, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 7.78% of the total number of Shares outstanding.

As of December 31, 2017, assuming full exercise of the Convertible Notes beneficially owned by the Reporting Persons, each of the Reporting Persons may have been deemed to be the beneficial owner of approximately 7.88% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

SFM LLC

(i)	Sole power to vote or direct the vote	7,593,209 (1)
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	7,593,209 (1)
(iv)	Shared power to dispose or to direct the disposition of	0

George Soros

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	7,593,209 (1)
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	7,593,209 (1)

Robert Soros

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	7,593,209 (1)
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	7,593,209 (1)

(1)	Represents the amount beneficially owned as of the date of this filing. As of the end of the day on December 31, 2017, the amount beneficially owned was 7,693,174 Shares.

CUSIP NO. 81763U100	Page 7 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the securities of the Issuer held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 81763U100	Page 8 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 3, 2018	SOROS FUND MANAGEMENT LLC

	By:	/s/ Regan O’Neill
Regan O’Neill
Assistant General Counsel

Date: January 3, 2018		GEORGE SOROS

	By:	/s/ Regan O’Neill
Regan O’Neill
Attorney-in-Fact

Date: January 3, 2018		ROBERT SOROS

	By:	/s/ Regan O’Neill
Regan O’Neill
Attorney-in-Fact

CUSIP NO. 81763U100	Page 9 of 12 Pages

EXHIBIT INDEX

		Page No.
A.	Joint Filing Agreement, dated as of January 3, 2018, by and among Soros Fund Management LLC, George Soros, and Robert Soros	10

B.	Power of Attorney, dated as of November 24, 2015, granted by George Soros in favor of Maryann Canfield, Jodye Anzalotta, Jay Schoenfarber, Thomas O’Grady, Regan O’Neill and Robert Soros	11

C.	Power of Attorney, dated as of November 30, 2015, granted by Robert Soros in favor of Maryann Canfield, Jodye Anzalotta, Jay Schoenfarber, Thomas O’Grady and Regan O’Neill	12

CUSIP NO. 81763U100	Page 10 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, $0.0001 par value, of ServiceSource International, Inc., dated as of January 3, 2018, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: January 3, 2018	SOROS FUND MANAGEMENT LLC

	By:	/s/ Regan O’Neill
Regan O’Neill
Assistant General Counsel

Date: January 3, 2018		GEORGE SOROS

	By:	/s/ Regan O’Neill
Regan O’Neill
Attorney-in-Fact

Date: January 3, 2018		ROBERT SOROS

	By:	/s/ Regan O’Neill
Regan O’Neill
Attorney-in-Fact

CUSIP NO. 81763U100	Page 11 of 12 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of MARYANN CANFIELD, JODYE ANZALOTTA, JAY SCHOENFARBER, THOMAS O’GRADY, REGAN O’NEILL and ROBERT SOROS, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 26th day of June, 2009 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 24th day of November, 2015.

GEORGE SOROS

/s/ Daniel Eule
Daniel Eule
Attorney-in-Fact for George Soros

CUSIP NO. 81763U100	Page 12 of 12 Pages

EXHIBIT C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, ROBERT SOROS, hereby make, constitute and appoint each of MARYANN CANFIELD, JODYE ANZALOTTA, JAY SCHOENFARBER, THOMAS O’GRADY and REGAN O’NEILL, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 3rd day of October, 2007 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 30th day of November, 2015.

ROBERT SOROS

/s/ Robert Soros